Exhibit 99.148

DIGIHOST ANNOUNCES A 34% INCREASE IN MONTH OVER MONTH BITCOIN PRODUCTION AND PROVIDES MINING OPERATION RESULTS FOR JULY

Toronto, ON – August 3, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF), an innovative North American based Bitcoin self-mining company, is pleased to provide unaudited Bitcoin (“BTC”) production updates for July 2021. All amounts are expressed in USD unless otherwise indicated.

Corporate Highlights for July 31, 2021:

●	Produced 51.28 BTC during the month, increasing total holdings to 402.1 BTC representing a fair market value of approximately $16.7 million as at July 31, 2021.

●	Total Ethereum (“ETH”) holdings of 563.89 ETH representing a fair market value of approximately $1.4 million as at July 31, 2021.

●	Total digital asset inventory value consisting of BTC and ETH of approximately $18.1 million at the end of July.

●	Cash on hand at July 31st was approximately $18.8 million, and total cash and digital asset holdings was approximately $36.9 million.

●	Year-to-date investment in infrastructure pertaining to core business operations of approximately $23.5 million.

Bitcoin Mining Update

For the seven-month period ended July 31, 2021, the Company’s mining fleet produced 266.51 BTC, with production broken down as follows:

●	Quarter 1, 2021: 105.26 BTC

o	January: 33.70

o	February: 35.02

o	March: 36.54

●	Quarter 2, 2021: 109.97 BTC

o	April: 37.52

o	May: 34.26

o	June: 38.19

●	Quarter 3, 2021: 51.28 BTC

o	July: 51.28

Month-Over-Month Comparison

In comparison to June 2021, the Company mined an additional 13.09 BTC during July 2021, representing an increase of 34%. Based on July 31, 2021 BTC prices in comparison to the prior month (based on June 30, 2021 BTC prices), the fair market value of the Company’s BTC mined increased by approximately $796k month over month.

Figure 1. Month-over-month BTC Mining

	6/30/2021	7/31/2021	MoM Increase

Mined BTC	38.19	51.28	13.09
Approximate BTC value	$35,041	$41,626	$6,585
BTC mined value	$1,338,216	$2,134,581	$796,365

Year-Over-Year Monthly Comparison

Compared to July of 2020, the Company mined approximately 38.18 more BTC in July of 2021, representing an increase of 291%. Based on July 31, 2021 BTC prices compared to July 31, 2020 and the increase in production of BTC mined, the fair market value of the Company’s BTC mined in July 2021 increased by approximately $2.0 million.

Figure 2. Year-over-year BTC Mining

	7/31/2020	7/31/2021	MoM Increase

Mined BTC	13.10	51.28	38.18
Approximate BTC value	$11,323	$41,626	$30,303
Value	$148,331	$2,134,581	$1,986,250

Management Commentary

Michel Amar, the Company’s CEO, stated: “We are extremely pleased by the tremendous growth in our mining operations, illustrated by the substantial increase in bitcoins mined on both a month-over-month and year-over-year perspective. The fact that these bitcoins are being mined from an operational hub in which over 90% of the energy consumed is from zero carbon emission sources and more than 50% of the energy consumed is generated from renewable sources is a great source of pride for the Company, as we strive to maintain our focus on being an industry leading ESG company and on achieving the objectives of our DigiGreen initiative. We are steadfast in our intent to be an ESG leader in the cryptocurrency mining space and in continuing being one of the cleanest green bitcoin mining operations in the United States.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company is currently hashing at a rate of 200PH with plans to expand to a hashrate of 3.6 EH by the end of the first half of 2022.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Forward-looking information in this news release includes information about hashrate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; the ability to establish new facilities for the purpose of research & development; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; delivery of mining rigs for hosting may not be realized in the number anticipated, or at all, and resulting hashing power may materially differ from that anticipated; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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